Contacts

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

TGS Announces a Proposal to Restructure its Outstanding Financial Indebtedness.

FOR IMMEDIATE RELEASE: Friday, October 1st, 2004

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today announced that its Board of Directors has approved a proposal to restructure substantially all of its outstanding unsecured indebtedness (the “Restructuring Proposal”).

If certain conditions are met, TGS will implement the Restructuring Proposal through an exchange of existing debt obligations for a combination of cash and new debt obligations or the amendment and restatement of certain debt obligations (the “Exchange Offer”). Additionally, the Company will be offering a payment in cancellation of all past due interest (“PDI”).  The Exchange Offer will be completed only if the consent to the Company’s Restructuring Proposal represents at least 96% in aggregate principal amount of its outstanding unsecured indebtedness.

TGS is offering to exchange: (i) Series No. 1 Floating Rate Notes due 2003, (ii) Series No. 2 10.375% Notes due 2003, (iii) Series No. 3 Floating Rate Notes originally due 2002 and extended until 2003, and (iv) the Floating Rate Note due 2006 (the “Existing Notes,” collectively amounting to US$ 600 million of aggregate principal amount), for a combination of a cash payment and new notes, containing new terms and conditions (as described in the Information Memorandum dated October 1st, 2004).  Holders of short term debt (including pre-export financing loans, import financing loans, and other short term financing obligations, collectively amounting to US$ 92.6 million) and the Inter-American Development Bank (“IDB”) in respect of its outstanding loans to the Company, amounting to US$ 326 million (together the “Other Debt Obligations”) will be offered a combination of cash and new or amended and restated debt obligations, having the same economic terms and substantially the same restrictive covenants as those offered to holders of the Existing Notes.

If the conditions to the Exchange Offer are not achieved, TGS intends to implement the Restructuring Proposal through an Acuerdo Preventivo Extrajudicial procedure (the “APE Solicitation”), in accordance with the provisions of Argentine bankruptcy law 24,522.  Depending on the aggregate principal amount of consents received in respect to the total outstanding unsecured indebtedness proposed for restructuring, the Restructuring Proposal will be accomplished by means of one of the two APE Restructuring Alternatives, described below.  If the Company secures final endorsement of the APE procedure, the Restructuring Proposal will be binding on all holders of TGS’ s existing debt obligations, including those holders who did not consent to the restructuring.  However, creditors who do not consent will not receive certain cash payments, but will instead receive additional new debt obligations.

Terms of the proposed Exchange Offer

The terms of the Exchange Offer provide for consenting creditors to receive a combination of cash and new debt obligations in exchange for their outstanding unsecured indebtedness. Specifically, consenting creditors will receive, as soon as practicable after the Expiration Date:

(i)

a cash payment of 11% in principal amount of the outstanding unsecured indebtedness, at a price equal to 100% of the principal amount of such indebtedness;

(ii)

new debt obligations in exchange for the remaining 89% in principal amount of the outstanding unsecured indebtedness for holders of Existing Notes and for holders of Other Debt Obligations.  New debt obligations will be issued in Tranches A and B.  A summary of the principal terms and conditions of each Tranche are described in the following table:

Tranches	% of Total New Debt Obligations	New Scheduled Final Maturity Date(1)	Interest Rates (per annum) (2)	Amortization Schedule (2)
Tranche A	52%	End of Year 6	Year 1 = 5.30%	Year 1 = 9.00%
			Year 2 = 6.50%	Year 2 = 9.00%
			Year 3 = 7.20%	Year 3 = 10.00%
			Year 4 = 7.25%	Year 4 = 20.00%
			Year 5 = 7.25%	Year 5 = 25.00%
			Year 6 = 7.50%	Year 6 = 27.00%
Tranche B	48%	End of Year 9	Year 1 = 7.00%	Year 7 = 41.00%
			Year 2 = 7.50%	Year 8 = 44.00%
			Year 3 = 8.00%	Year 9 = 15.00%
Year 4 = 8.00%
Year 5 = 8.50%
Year 6 = 9.00%
Year 7 = 9.50%
Year 8 = 10.00%
Year 9= 10.00%
TOTAL	100%

(1) Year 1 will commence on the Exchange Date

(2) Interest and amortization amounts will be payable quarterly.

(iii)

a cash payment in respect of PDI on the Company’s outstanding unsecured indebtedness.  Payment of PDI will be equal to the sum of accrued and unpaid interest at the contractual interest rate set forth in each of the Company’s existing debt obligations until December 31, 2003, plus interest from January 1, 2004 until the Exchange Date at an annual interest rate of 6.18%.  Such payment will be considered as settlement of all claims for accrued and unpaid interest, including default interest.

Under the terms of the Exchange Offer, creditors who do not consent will not receive exchanged notes, the 11% cash payment of the aggregate principal amount of the outstanding unsecured indebtedness or the cash payment of PDI, but will retain their existing debt instruments.

The APE Restructuring Alternatives

If the 96% consent needed to consummate the proposed Exchange Offer is not achieved, but consenting creditors represent requisite majorities to proceed with an APE, according to Argentine Law, then TGS will file a Restructuring Agreement for endorsement with an Argentine Court, according to the following APE Restructuring Alternatives:

A-

In- APE Exchange

If consenting creditors represent less than 96% but at least 85% in aggregate principal amount of the Company’s outstanding unsecured indebtedness and requisite majorities have been met, not later than 20 business days after the APE filing, consenting creditors will receive:

(i)

a cash payment of 11% in principal amount of their outstanding unsecured indebtedness, at a price equal to 100% of the principal amount of such indebtedness;

(ii)

new debt obligations in exchange for the remaining 89% in principal amount of the outstanding unsecured indebtedness for holders of Existing Notes and for holders of Other Debt Obligations, as previously described for the Exchange Offer ; and

(iii)

a cash payment for PDI, as previously described for the Exchange Offer.

Under the In-APE Exchange Alternative, creditors who do not consent will not receive the 11% cash payment, unless requested by the APE court or unless the Company decides that such payment is necessary or convenient to secure final endorsement of the Restructuring Agreement.  Payment of PDI to creditors who do not consent will be made after final endorsement and upon the delivery of the new exchanged notes (or amended and restated debt obligations), representing 100% of their holdings of existing debt instruments.

B-

Mandatory APE Exchange

If consenting creditors represent less than 85% in aggregate principal amount of the Company’s outstanding unsecured indebtedness and requisite majorities have been met, consenting creditors will receive:

(i)

a cash payment in exchange for the repayment of 11% in principal amount of the outstanding unsecured indebtedness, at a price equal to 100% of the principal amount of such indebtedness.  Depending on the level of consent reached, different portions of the 11% cash payment will be paid after the initial endorsement date and after the final endorsement date.  However, if consenting creditors represent less than 75% of the outstanding unsecured indebtedness, all of the 11% cash payment will be paid after the final endorsement date and not before;

(ii)

new debt obligations in exchange for the remaining 89% in principal amount of the outstanding unsecured indebtedness for holders of Existing Notes and for holders of Other Debt Obligations after final endorsement, as previously described for the Exchange Offer, provided that Year 1 will commence at the initial endorsement date; and

(iii)

a cash payment for PDI, as previously described for the Exchange Offer to be paid shortly after the APE filing date.

Under the Mandatory APE Exchange Alternative, creditors who do not consent will not receive the 11% cash payment, unless requested by the APE court or unless the Company decides that such payment is necessary or convenient to secure final endorsement.  Payment of PDI to creditors who do not consent will be made after final endorsement and upon the delivery of the new exchanged notes (or amended and restated debt obligations), representing 100% of their holdings of existing debt instruments.

The implementation of the Restructuring Proposal pursuant to one of the APE Restructuring Alternatives is likely to take significantly longer than implementation pursuant to the Exchange Offer and in addition either of the APE Restructuring Alternatives is subject to additional risks and uncertainties as a result of the need to obtain final endorsement of the Restructuring Agreement by an APE Court, and other issues.

In order to accept the Restructuring Proposal, holders must validly tender their notes by arranging to have submitted on their behalf an Electronic Letter of Transmittal and Authorization (“ELT”) by the Expiration Date.  The ELT will include a form of power of attorney and instructions as to how to complete, execute and deliver such power of attorney, bearing a valid apostille or equivalent authentication.  Further information is available from the Information Agent, “Bondholders Communications Group” at (212) 809-2663, attention Ms. Tracy Southwell (tsouthwell@bondcom.com).

The Expiration Date of the Exchange Offer and the APE Solicitation, is 5:00 P.M., New York City time, on November 5, 2004, unless extended.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES TGS IS OFFERING TO EXCHANGE IN THE RESTRUCTURING IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED.  TGS’S SECURITIES OFFERED IN THE RESTRUCTURING MAY NOT BE OFFERED OR SOLD IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS PROHIBITED. THE COMPANY HAS NOT AND WILL NOT REGISTER THE APE OR ANY OF THE SECURITIES OFFERED TO BE EXCHANGED IN THE RESTRUCTURING OR ANY OTHER TRANSACTION RELATING TO ITS RESTRUCTURING UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND NO SUCH SECURITIES OR ANY OTHER TRANSACTION CONTEMPLATED BY THE RESTRUCTURING  MAY BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

THE FOREGOING SUMMARIZES THE TERMS OF THE RESTRUCTURING PROPOSAL.  THE FULL TERMS ARE SET FORTH IN AN INFORMATION MEMORANDUM DATED AS OF OCTOBER 1, 2004 WHICH IS ONLY AVAILABLE TO PERSONS TO WHOM THE PROPOSAL MAY LEGALLY BE MADE.

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